1271 Avenue of the Americas New York, New York 10020-1401 Tel: +1.212.906.1200 Fax: +1.212.751.4864 www.lw.com

July 29, 2021	FIRM / AFFILIATE OFFICES
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VIA EDGAR AND ELECTRONIC MAIL

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Mail Stop 4720

Washington, D.C. 20549

Attention:	Gus Rodriguez
Sondra Snyder
Timothy S. Levenberg
Irene Barberena-Meissner

Re:	AfterNext HealthTech Acquisition Corp.
Registration Statement on Form S-1
Filed June 28, 2021
File No. 333-257815

Ladies and Gentlemen:

On behalf of AfterNext HealthTech Acquisition Corp. (the “Company”), we are providing this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission by letter dated July 27, 2021 with respect to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”). This letter is being submitted together with an amendment to the Registration Statement (“Amendment No. 1”), which has been revised to reflect the Company’s responses to the Staff’s comments and certain other updates. The bold and numbered paragraphs below correspond to the numbered paragraphs in the Staff’s letter and are followed by the Company’s responses. For the Staff’s convenience, we are also sending, by electronic mail, a copy of this letter and a marked copy of Amendment No. 1 that reflect changes made to the Registration Statement. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment No. 1.

July 29, 2021

Registration Statement on Form S-1

Dilution, page 97

1.

You disclose that your pro forma net tangible book value after giving effect to the offering would have been $(10,500,000) or $(3.82) per share and that dilution per share to public stockholders would be $(13.82) per share even though the public offering price is $10.00. Please address the following:

•	Tell us in reasonable detail and provide your calculations as to how you determined your pro forma net tangible book value on a per share basis and in total.

Response: In response to the Staff’s comment, the Company has revised pages 97 and 98 of Amendment No. 1 and has set forth below the calculations as to how it determined the pro forma net tangible book value on a per share basis and in total.

	Without Over- Allotment	With Over- Allotment
Net Tangible Book Value as of May 3, 2021(1)	$18,051	$18,051
Pro Forma Net Tangible Book Value(2)	$(27,531,949)	$(31,469,449)

Number of Shares Outstanding as of May 3, 2021	20,000,000	20,000,000
Per Share Net Tangible Book Value as of May 3, 2021	$0.0009	$0.0009
Number of Shares Used to Compute Per Share Pro Forma Net Tangible Book Value(3)	6,250,000	7,187,500
Per Share Pro Forma Net Tangible Book Value	$(4.41)	$(4.38)

(1)

Represents total tangible assets less total liabilities, calculated as $25,000 of cash received from the sponsor in exchange for 20,000,000 Class F ordinary shares plus $33,899 of deferred offering costs less $40,848 of accrued formation and offering costs.

(2)

The Company respectfully refers the Staff to page 98 of Amendment No. 1 for a description of the calculation of pro forma net tangible book value, which includes (i) the addition of net proceeds from the public offering of the units and the sale of private placement warrants and (ii) the deduction of (a) deferred underwriting commissions, (b) estimated warrant liability, and (c) proceeds held in trust subject to redemption, which the Company has determined is the full amount of proceeds from the sale of the units to the public. With respect to the deduction of the full amount of proceeds from the sale of the units to the public, the Company respectfully advises the Staff that, as discussed in the Company’s prior response letter to the Staff and in accordance with the application of ASR 268, the Company has classified 100% of the shares included in the units to be issued in the offering as temporary equity. As such, all of the $250,000,000 proceeds from the offering (or $287,500,000 if the underwriters exercise their over-allotment option in full) are recorded in temporary equity, with none recorded in shareholder equity because the Company is not applying a minimum equity threshold of $5,000,001 at any interim balance sheet dates. Only at the date of the consummation of a business combination is it required in the Company’s organizational documents that a minimum equity of $5,000,001 be observed after any Class A redemptions, which may only be requested at a specific point in time after a business combination is approved.

July 29, 2021

(3)

The Company respectfully refers the Staff to page 98 of Amendment No. 1 for a description of the calculation of the number of shares used to compute per share pro forma net tangible book value, without and with the over-allotment option, which includes (a) 20,000,000 shares issued to the sponsor and outstanding prior to the offering, (b) the forfeiture of 13,750,000 shares held by the sponsor (or 12,812,500 shares if the underwriters exercise their over-allotment option in full) such that, after the proposed offering, the shares held by the sponsor account for 20% of the total shares outstanding, (c) the issuance of 25,000,000 shares included in the units in the offering (or 28,750,000 shares if the underwriters exercise their over-allotment option in full), and (d) the assumed redemption in-full of the shares included in the units issued in the offering. Because all of the shares included in the units to be issued in the offering are classified as temporary equity, they are not included in the denominator for the per share net tangible book value calculation. Instead, only shares classified as equity, or the shares held by the sponsor, are included in the denominator.

•

The amounts presented in the table on page 98 for your pro forma net tangible book value with and without the exercise of the over-allotment option and the related numerators and denominators are not consistent with the amounts you present in the dilution table on page 97. Reconcile these amounts and revise as appropriate.

Response: In response to the Staff’s comment, the Company has revised pages 97 and 98 of Amendment No. 1.

•	Revise to disclose the number of units assumed to be sold if the underwriters’ overallotment is exercised in full.

Response: In response to the Staff’s comment, the Company has revised page 97 of Amendment No. 1.

Capitalization, page 99

2.

We note your pro forma as adjusted stockholders’ equity at May 3, 2021 is less than $5,000,001. Tell us how you considered the implications of whether or not you meet the definition of a penny stock. Refer to Rule 3a51-1 of the Exchange Act of 1934.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that, at the time of listing on the New York Stock Exchange in connection with the offering, it will meet the requirements of Rule 3a51-1(a)(1), which excludes a national market system security from the definition of “penny stock” provided that “…The security is registered, or approved for registration upon notice of issuance, on a national securities exchange that has been continuously registered as a national securities exchange since April 20, 1992 (the date of the adoption of Rule 3a51-1 (§ 240.3a51-1) by the Commission); and the national securities exchange has maintained quantitative listing standards that are substantially similar to or stricter than those listing standards that were in place on that exchange on January 8, 2004.” As a result, the Company does not believe the requirements set forth in Rule 3a51-1(a)(2) are applicable to the Company.

*    *    *

July 29, 2021

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me at 212-906-1311 with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

Sincerely,

/s/ Michael Benjamin

Michael Benjamin of LATHAM & WATKINS LLP

Enclosures

cc: (via e-mail)

R. Halsey Wise, Chief Executive Officer, AfterNext HealthTech Acquisition Corp.

Ryan J. Maierson, Latham & Watkins LLP

Alison A. Haggerty, Latham & Watkins LLP

Paul D. Tropp, Ropes & Gray LLP

Christopher Capuzzi, Ropes & Gray LLP